UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ToughBuilt Industries Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

89157G 207
(CUSIP Number)

July 26, 2019
(Date of Event Which Requires Filing of this Statement) Copies to: David Sirignano Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89157G 207	13G	Page 2 of 7

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) HSPL holdings, LLC
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization DELAWARE LIMITED LIABILITY COMPANY
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	0
	7.	sole dispositive power	0
	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person		0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		0%
12.	type of reporting person (See Instructions)		OO

CUSIP No. 89157G 207	13G	Page 3 of 7

1.	Names Of Reporting Persons I.R.S. Ident ification No. Of Above Persons (Entities Only) Titan Advisors, LLC
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization New York Limited Liability Company
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	0
	7.	sole dispositive power	0
	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person		0
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		0%
12.	type of reporting person (See Instructions)		IA

CUSIP No. 89157G 207	13G	Page 4 of 7

Item 1.

(a)	Name of Issuer:	ToughBuilt Industries, Inc.

(b)	Address of Issuer’s Principal	25371 Commercentre Drive, Suite 200
	Executive Offices:	Lake Forest, CA 92630

Item 2.

(a)	Name of Person Filing:	HSLP Holdings, LLC
Titan Advisors, LLC

(b)	Address of Principal Business Office:	750 Washington Blvd., 10th Floor
	or, if none, Residence	Stamford, CT 06901

(c)	Citizenship:	HSLP Holdings LLC	Delaware limited liability company
		Titan Advisors, LLC	New York limited liability company

(d)	Title of Class of Securities:	Class A common stock, $0.0001 par value per share

(e)	CUSIP Number:	89157G 207

CUSIP No. 89157G 207	13G	Page 5 of 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 89157G 207	13G	Page 6 of 7

Item 4.                                                   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	HSLP Holdings LLC	0
		Titan Advisors, LLC	0

(b)	Percent of class:	HSLP Holdings LLC	0%
		Titan Advisors, LLC	0%

		Calculation of percentage of beneficial ownership is based on 18,040,156 outstanding shares of the Issuer’s Class A common stock as reported by the Issuer on its Form 10-Q filed on May 13, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	HSLP Holdings LLC	0
		Titan Advisors, LLC	0

(ii)	Shared power to vote or to direct the vote:	HSLP Holdings LLC	0
		Titan Advisors, LLC	0

(iii)	Sole power to dispose or to direct the disposition of:	HSLP Holdings LLC	0
		Titan Advisors, LLC	0

(iv)	Shared power to dispose or to direct the disposition of:	HSLP Holdings LLC	0
		Titan Advisors, LLC	0

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6 - 10                      Not Applicable

CUSIP No. 89157G 207	13G	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2019
Date

HSPL HOLDINGS, LLC

By:	Titan Advisors, LLC
Its Manager

By: /s/ Darren Ross
Name: Darren Ross
Principal & Managing Director

TITAN ADVISORS, LLC*

/s/ Darren Ross
Name: Darren Ross
Principal & Managing Director